FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2007

Commission File Number: 001-13406

Provida Pension Fund Administrator
(Translation of registrant’s name into English)

Avenida Pedro de Valdivia 100
Santiago, Chile
011-562-697-0040
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Provida Pension Fund Administrator

TABLE OF CONTENTS

Item

1.	Report of Material Event, dated September 11, 2007, regarding sale of interest in BBVA Crecer AFP S.A.

Inquiries-Please contact: Andres Veszpremy General Counsel Phone: (562) 351-1187 FAX: (562) 351-1717 E-mail: aveszpremy@afpprovida.cl	FOR IMMEDIATE RELEASE

Santiago, Chile, September 11, 2007

PROVIDA REPORTS A MATERIAL EVENT

Mr. Ricardo Rodriguez, Chief Executive Officer of AFP Provida, has reported a material event to the Superintendent of Pension Fund Administrators (SAFP), to the Superintendent of Securities and Insurance (SVS) and to all the Chilean Stock Exchanges. This communication informed the following:

In accordance with articles 9 and 10 of Law 18,045 and General Rule No. 30 of the Superintendency of Securities and Insurance, please be advised that on September 11, 2007, AFP Provida S.A. signed, through its subsidiary Provida Internacional S.A., a purchase agreement with The Bank of Nova Scotia by which it sold to the latter its entire interest in BBVA Crecer AFP S.A. in the Dominican Republic, equal to 25% of the share capital thereof, provided the authorizations are obtained from the corresponding authorities.  The sale price was US$11,409,267.96 (eleven million four hundred and nine thousand two hundred and sixty-seven dollars of the United States of America and 96/100).

As of August 31st of this year, this transaction had an impact on the company's pre-tax income totaling US$4,455,378, equal to CH$2,231,276,539 at an exchange rate of CH$524.73 per dollar.  This amount is assessable by the capital gains tax in the Dominican Republic and in Chile.

Santiago, Chile, September 11, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provida Pension Fund Administrator
Date:	September 13, 2007	By:	/s/ Juan Sepúlveda

			Name:	Juan Sepúlveda
			Title:	Accounting Manager of Administradora de Fondos de Pensiones Provida S.A.

Date:	September 13, 2007	By:	/s/ Maria Paz Yañez

			Name:	Maria Paz Yañez
			Title:	Planning and Control Manager of Administradora de Fondos de Pensiones Provida S.A.